August 14, 2000


Board of Directors
Infinity Broadcasting Corporation
40 West 57th Street
New York, NY  10019


         Viacom Inc. is pleased to offer to acquire the equity interest represented by all of the outstanding shares of common stock of Infinity Broadcasting Corporation not currently owned by Viacom as follows:

         1. Infinity would merge with a wholly owned subsidiary of Viacom. In the merger, each share of Infinity Class A Common Stock (the "Shares") would be converted into the right to receive
                  0.564 of a share of Viacom Class B Common Stock with a value of $40.04 per Share at today's closing price of $71.00 per share of Viacom. All employee stock options would be converted into stock options to acquire shares of Viacom Class B Common Stock, on existing terms, with appropriate adjustment to reflect the exchange ratio; and

         2. Consummation of the merger would be subject to the approval of the merger by the independent directors of Infinity, as described below, as well as approval by the Board of Directors of Infinity and such other terms and conditions as are customary for a transaction of this type. A proposed draft of a merger agreement is enclosed with this letter.

         We assume that the two independent directors of Infinity, Mr. Bruce S. Gordon and Mr. Jeffrey Sherman, will constitute a special committee to consider our offer and that such special committee will retain its own financial and legal advisors to assist in its deliberations and negotiation of the merger agreement.

         We believe that our offer is fair to, and in the best interest of, Infinity and its public stockholders. At the close of business on August 14, 2000, the proposed acquisition price represented a 13.6% premium over the price of the Shares on the New York Stock Exchange.


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Board of Directors
Infinity Broadcasting Corporation
August 14, 2000


         In considering our proposal, you should be aware that we are interested only in acquiring the publicly held Shares and are not interested in selling our interest in Infinity.

         As you know, the Viacom/CBS merger is off to an extraordinary start. Our core businesses are performing at record levels, both financially and creatively. Our offer would provide Infinity shareholders with a significant premium on a tax-free basis, while allowing them to continue to participate in the extraordinary opportunity created by the combination of our companies. The resulting company would be stronger, both financially and operationally, than either company is alone, enhancing its position as the No. 1 vehicle in the world for advertisers and its leading position as a creator, promoter and distributor of entertainment, news, sports and music.

         We are available to meet with you to discuss this proposal at your convenience.


                                                     Very truly yours,

                                                       /s/ Sumner M. Redstone